Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following communication was made available by Michel Combes, Chief Executive Officer of Sprint, on Twitter:

Tweet: Incredibly proud of my #SprintFam! You have been patient, dedicated & worked SO hard these past 2 years @Sprint – soon our vision will become a reality! THANK YOU for believing in the benefits of this merger, & get ready to DISRUPT like never before with #TeamMagenta

Tweet: Monumental day for @Sprint & @TMobile merger! We’re taking a HUGE step closer to combining these amazing companies to disrupt the industry! New T-Mobile will deliver nationwide #5G, industry competition & benefits for ALL consumers. #5GForAll #5GForGood https://sprint.co/2UGpgPS

The following communication was made available by Marcelo Claure, Executive Chairman of Sprint, on Twitter:

Tweet: #5G is the SINGLE MOST IMPORTANT infrastructure investment in our lifetimes. Now @Sprint & @TMobile are inches away from making it happen! LOWER PRICES + BETTER SERVICE for ALL AMERICANS = #5GforAll #5GforGood https://sprint.co/39rBHmS

Tweet: I am forever grateful to my @Sprint employees for their dedication, passion and resilience the past couple of years. The #SprintFam is ready to join forces with #TeamMagenta as the ultimate disruptor in wireless!

Tweet: Today’s court decision is a HUGE WIN FOR ALL AMERICANS! This is a historic moment that will allow @Sprint & @TMobile to come together and create the true leader in mobile #5G and benefit ALL Americans! This is #5GforAll and #5GforGood. https://sprint.co/31JCEnP

The following communication was made available by John Saw, Chief Technology Officer of Sprint, on Twitter:

Tweet: This is a major win for @Sprint and @TMobile! I am thrilled for the #NewTMobile to light up a super-charged mobile #5G network that benefits consumers and businesses across the U.S.! #5GForAll #5GForGood

The following communications were emailed to employees of Sprint:

Dear partners,

I have envisioned this day for a long time, and finally it is here! As we learned this morning, District Judge Hon. Victor Marrero issued his ruling in our favor, and we are a HUGE step closer to merging with T-Mobile!! Here is our joint press release in response to the decision.

Judge Marrero’s ruling validates our view that this merger is in the best interests of the U.S. economy and American consumers.

This is a historic day for our company and for the promise that the new T-Mobile brings: lower costs, nationwide 5G and a high-performing network that will invigorate competition to the benefit of all mobile wireless and in-home broadband consumers.

This merger process has put all of you in limbo for a long time – nearly two years! – and I am so impressed by your patience and proud of your diligent work and ability to focus throughout this period. I am sure you are all as thrilled as I am about today’s monumental news, but it is important to remember that we haven’t crossed the finish line quite yet.

With this decision, and with the support of federal regulators, we will now proceed with completing the few remaining necessary steps to close this transaction. There is no specific timeframe for how long this may take, but rest assured that we will work as quickly as we can.

While we work toward our ultimate goal of combining the #SprintFam and #TeamMagenta forces, I will continue to be transparent and provide updates about what this means for you. In the meantime, it is important to continue focusing on the business and delivering great service to our customers. Let’s close out the quarter strong!

All of this will also continue to generate attention, so if you receive any media inquiries, please refer them to Corporate Communications at media.relations@sprint.com.

Again, I want to express my gratitude for your hard work, resilience and commitment to Sprint and our exciting future. Thank you, and we will meet soon to celebrate the decision!

Michel Combes

CEO

O: 913-315-5780

michel.combes@sprint.com

Sprint partners,

I am overwhelmed with joy and gratitude. Today, the Honorable Victor Marrero of the Federal District Court in New York approved our plan to merge with T-Mobile. This is a milestone almost five years in the making, and it is nothing short of historic: a win for American consumers and the American economy, a win for the people of Kansas City, and a win for every Sprint partner. This victory is your victory, a shining validation of your dedication and resilience.

I can’t help but feel nostalgic and proud. Yet again we have proven the skeptics wrong.

I believe the key to success is focusing on your goal and not the obstacles. Your focus never wavered, and we have overcome every obstacle.

When I joined the company in 2014, Sprint was facing serious challenges.

With all of you, we put together a plan to turn the company around. We delivered the most improved network in the industry. We vastly improved the Sprint brand.

We went from losing customers to gaining them by the millions. We took billions of dollars in costs out of the business. We returned Sprint to profitability.

And we did it all because we assembled a world-class team with a winning culture. The loyalty, work ethic and optimism of the Sprint team is unmatched.

None of this came easy. But the harder the work, the sweeter the success. And today is so sweet.

We look forward to completing the last remaining steps and closing this merger, and then, together with T-Mobile, we will be positioned to be the global leader in a 5G world. We’ll better serve our customers, we’ll create thousands of new jobs, and we’ll empower Sprint partners to grow their careers.

Today is a great day and the beginning of even better days to come. Though my feet are planted in New York as I write this, my heart is in Kansas City.

I dearly miss you all.

And I will be back to Kansas City as soon as possible so that we can celebrate together.

Thank you all and congratulations!

Marcelo Claure

Executive chairman

O: 913-794-1101

marcelo@sprint.com

The following communication was distributed to employees of Sprint:

Merger Trial Win

Sprint Q&As

Q: When will the merger close?

Short Answer: We are not ready to announce a closing date quite yet but with today’s ruling, we are now very happily marching toward a close as early as April 1, 2020.

•	We are focused on finishing the remaining steps in this process, but we are now totally focused on closing and getting ready to bring the New T-Mobile to life!

Q: When will T-Mobile’s and Sprint’s agreement with DISH go into effect?

Short Answer: Our agreement with DISH is contingent on the successful close of our merger.

Q: When will the Un-carrier commitments made prior to the trial and throughout the merger process (i.e. Customer Experience Center buildouts, MOUs, Connecting Heroes Initiative, Project 10Million and T-Mobile Connect) go live?

Short Answer: Our commitments are contingent on the close of our merger. Once that happens, we’ll be working hard to follow through on all the plans we’ve outlined. We can’t wait to bring this all to life for consumers across the U.S.

Q: What does this mean in the immediate-term for both current and prospective T-Mobile and Sprint customers?

Short Answer: There are no immediate changes for T-Mobile and Sprint customers with today’s news.

Q: When will you begin transferring Sprint customers to the T-Mobile network?

Short Answer: When we close the merger, we will quickly move to roll out all the benefits of New T-Mobile to both T-Mobile and Sprint customers. That includes details on how we will transition customers to the New T-Mobile network. Stay tuned!

Q: When will customers get to experience the benefits of the New T-Mobile’s 5G network?

Short Answer: When it comes to the revolutionary 5G of the New T-Mobile, we still have a few more steps in front of us to close the merger and begin to integrate our networks — but stay tuned!

Q: When will customers begin seeing a meaningful change in the value and quality of their service?

Short Answer: Once the merger closes, we will be focused on bringing all the benefits that we’ve committed to as the New T-Mobile to life for American consumers! We can’t wait to get started.

Q: Does this mean construction will begin soon on the recently announced Customer Experience Centers?

Short Answer: Once we close the merger, we will move quickly to solidify plans and provide more updates. Stay tuned!

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions, including the antitrust litigation brought by the attorneys general of certain states and the District of Columbia; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2019 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A — Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.